UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Q2 2025 Earnings Release
2.	Supplement to Second Quarter 2025 Results Release

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS SECOND QUARTER 2025 RESULTS

RESILIENT RESULTS AMID LOWER PRODUCTION VOLUMES AND BRENT

COST AND CAPITAL EFFICIENCY MEASURES WELL UNDERWAY

DIVESTING NON-CORE ASSETS IN ECUADOR

QUARTERLY CASH DIVIDEND OF $0.147 PER SHARE

Bogota, Colombia – August 5, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, reports its consolidated financial results for the three-month period ended June 30, 2025 (“Second Quarter” or “2Q2025”). A conference call to discuss these financial results will be held on August 6, 2025, at 10:00 am (Eastern Daylight Time).

GeoPark delivered solid financial and operational results in 2Q2025, despite a lower oil price environment. Strong execution, proactive cost management and disciplined capital allocation supported results, while enabling continued investment in high-return projects within the Company’s core portfolio. Consistent with its strategic priorities, GeoPark focused on strengthening its balance sheet and protecting financial flexibility to navigate a lower oil price environment and position the Company for long-term, value-accretive growth.

SECOND QUARTER 2025 FINANCIAL SUMMARY

In 2Q2025, GeoPark reported Adjusted EBITDA1 of $71.5 million (60% margin), a 19% decrease compared to 1Q2025, mainly due to a 9% drop in realized prices and a 6% decrease in production volumes, partially offset by an 8% reduction in production and operating costs, which remained at $12.3 per barrel of produced boe.

Net loss for the quarter totaled $10.3 million compared to a $13.1 million profit in 1Q2025, primarily reflecting a non-recurring impairment charge related to the divestment of assets in Ecuador. As part of its ongoing portfolio review, GeoPark agreed to divest its 50% working interest (“WI”) in the Perico and Espejo Blocks in Ecuador for a total cash consideration of $7.8 million. The closing of the divestment transaction is subject to regulatory approvals.2

Excluding the non-recurring impairment, net profit for the quarter amounted to $20.7 million, 58% higher than 1Q2025, reflecting lower depreciation, financial expenses and income tax. The effective tax rate for 2Q2025 was 27%, below the statutory income tax rate of 35% in Colombia, primarily due to the re-estimation of the oil and gas sector surcharge, which was reduced from 5% to 0% in response to the lower oil price environment.

1 For reconciliations, see “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” table below.

2 The agreement includes an additional contingent consideration of $750,000, payable upon the Perico Block achieving cumulative gross production of two million barrels as from January 1, 2025. The total firm consideration is subject to working capital and other customary adjustments. The divested assets had 1.6 million barrels of net 2P reserves as of year-end 2024 (2% of GeoPark’s 2P reserves) and delivered an average gross production of ~2,000 boepd during July (~1,000 boepd net), or 4% of GeoPark’s production.

Capital expenditures in 2Q2025 totaled $23.9 million, primarily directed toward the execution of the integrated drilling and workover campaign in the Llanos 34 Block (GeoPark operated, 45% WI), enhancing operational efficiency and maintaining stable production levels. In parallel, an exploration and appraisal campaign continued in the Llanos 123 Block (GeoPark operated, 50% WI), supported by the construction of key infrastructure.

At the end of the second quarter, the Company had $266.0 million cash in hand, while net debt stood at $359.5 million with a low leverage ratio of 1.1x, reflecting a robust capital structure.

To mitigate downside risk from oil price volatility, the Company continues to proactively manage its hedging strategy. For 2025, approximately 87% of expected production is hedged with price floors between $68–70/bbl, resulting in a $4.9 million gain reflected in 2Q2025 revenue. As of August 5, 2025, oil price protection for 2026 has also been secured through 3-way collars, for approximately 9,000 boepd of 1H2026 and 8,000 boepd of 2H2026 production, with average strike prices at $50/$65/$74.

Reflecting the Company’s performance during the quarter, the Board of Directors declared a quarterly cash dividend of $0.147 per share (approximately $7.5 million), payable on September 4, 2025. In parallel, the Board is actively reviewing the Company’s capital allocation priorities, including dividend distribution going forward in the context of evolving strategic priorities and the need to preserve flexibility to pursue value-accretive growth opportunities. This review will continue over the coming months as part of our ongoing overall financial and strategic positioning.

COST AND CAPITAL EFFICIENCY MEASURES

GeoPark is implementing several cost and capital efficiency initiatives to further enhance value and maximize long term competitiveness. These initiatives also reflect the Company’s clear intent to preserve financial firepower for ongoing inorganic growth initiatives, while navigating continued Brent price volatility. The measures are the following:

Cost Efficiencies

The Company has implemented a comprehensive efficiency program to align the cost structure with current activity levels. The goal is to ensure a competitive organization that maximizes value from the existing portfolio, while preserving the distinctive capabilities necessary to pursue long term reserves renewal and incremental shareholder value. By the end of July 2025, the Company had already captured $12.5 million in efficiencies. On an annualized basis, such efficiencies represent approximately $17.5 million of structural savings going forward.

Debt Reduction

Underscoring its disciplined approach to capital allocation and balance sheet optimization, the Company repurchased $54.5 million of its 2030 Notes in June and July 2025 at an average price of $0.88 and $0.89 on the dollar, respectively, through open market transactions. These repurchases generate coupon savings of approximately $5 million annually (or over $20 million until the Notes’ maturity in 2030) while enhancing long-term financial flexibility. The Company will continue to actively monitor market conditions to opportunistically pursue further value-accretive liability management initiatives, subject to available liquidity and overall capital allocation priorities.

Felipe Bayon, Chief Executive Officer of GeoPark, said: “My first two months at GeoPark have been an intense and rewarding period of learning, listening, and engaging closely with our teams and operations. I have encountered a company with a very solid operating platform and a deeply committed team, and these strong foundations have allowed us to continue delivering resilient results, despite today’s complex and volatile environment. Our second quarter results were slightly ahead of our existing guidance, and we are actively reassessing our portfolio and cost structure, prioritizing capital allocation, divesting non-core assets and exploring new organic and inorganic opportunities to generate value. With focus, agility, and the right decisions, I’m confident we can write GeoPark’s next growth chapter.”

Supplementary information is available at the following link:

https://ir.geo-park.com/2Q25-SupplementaryRelease

SECOND QUARTER 2025 HIGHLIGHTS

Oil and Gas Production and Operations

●	2Q2025 consolidated average oil and gas production of 27,380 boepd[3], reflecting solid delivery from core assets
●	Year-to-date consolidated average oil and gas production of 28,223 boepd
●	5 rigs in operation (1 drilling and 4 workover) at the end of 2Q2025
●	Divestment of the 50% WI in the Perico and Espejo Blocks in Ecuador

Revenue, Adjusted EBITDA and Net Profit

●	Revenue of $119.8 million, impacted by lower realized oil prices and volumes associated with divestments and downtime
●	Adjusted EBITDA of $71.5 million with a 60% margin, reflecting cost discipline and hedge gains
●	Operating profit of $7.1 million (including the effect of the non-recurring impairment in Ecuador)
●	Effective tax rate of 27% in 2Q2025 (excluding the effect of the non-recurring impairment in Ecuador), reflecting a 0% oil sector surcharge in Colombia resulting from lower oil prices
●	Net loss of $10.3 million ($0.20 basic losses per share)

Cost and Capital Efficiency

●	Capital expenditures of $23.9 million, focused on workovers and exploration campaigns
●	2Q2025 Adjusted EBITDA to capital expenditures ratio of 3.0x
●	ROACE of 26%[4]
●	Operating costs per produced boe of $12.3
●	$12.5 million captured in efficiencies by the end of July

Balance Sheet and Liquidity

●	Cash in hand of $266.0 million
●	Full-Year net leverage of 1.1x and no principal debt maturities until January 2027
●	During June-July, successfully completed open market repurchases of $54.5 million in aggregate principal of the 2030 Notes below par, generating a $5.0 million gain and annual cash coupon savings of $5 million

Hedging and Risk Management

●	87% of expected 2025 production hedged with Brent floors between $68–70/bbl
●	$4.9 million gain from commodity risk management contracts recognized in 2Q2025 revenue
●	As of August 5, 2025, approximately 9,000 boepd of 1H2026 and 8,000 boepd of 2H2026 expected production has been protected through 3-way collars with average strikes of $50/$65/$74

Shareholder Value Return

●	Quarterly cash dividend of $0.147 per share, or approximately $7.5 million, payable on September 4, 2025, to shareholders of record at the close of business on August 19, 2025
●	The Board of Directors is actively reviewing the Company’s capital allocation priorities, including dividend distribution going forward, to ensure alignment with evolving strategic priorities and maintain flexibility for future growth

2025 Annual General Meeting

●	GeoPark’s 2025 Annual General Meeting, initially convened on July 30, 2025, did not reach the required quorum and therefore will resume on August 6, 2025, at 10:00 a.m. (Bermuda time)
●	The agenda, proxy materials, and voting procedures remain unchanged. Shareholders of record as of June 10, 2025, will continue to be entitled to vote at the reconvened meeting

3 Reported in the 2Q2025 Operational Update.

4 ROACE is defined as last twelve-month operating profit divided by average capital employed. Capital employed is calculated as total assets minus current liabilities and adjusted for excess cash. Excess cash corresponds to the portion of cash and cash equivalents that exceeds the amount required to cover current liabilities with current assets. The non-recurring impairment charge related to the divestment of assets in Ecuador was excluded from operating profit for the purpose of this calculation.

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	2Q2025	1Q2025	2Q2024	1H2025	1H2024
Oil production[a] (bopd)	27,151	28,972	35,504	28,056	34,880
Gas production (mcfpd)	1,371	624	623	999	3,964
Average net production (boepd)	27,380	29,076	35,608	28,223	35,540
Brent oil price ($ per bbl)	66.8	74.9	85.0	70.8	83.4
Combined realized price[b] ($ per boe)	57.4	62.8	72.0	60.2	68.6
⁻ Oil[c] ($ per bbl)	57.5	65.3	74.9	61.5	72.3
⁻ Gas ($ per mcf)	5.8	—	8.9	5.8	5.7
Sale of crude oil ($ million)	114.2	137.1	187.2	251.4	349.4
Sale of purchased crude oil ($ million)	—	0.4	2.4	0.4	4.2
Sale of gas ($ million)	0.7	—	0.6	0.7	4.1
Commodity risk management contracts ($ million)	4.9	(0.2)	—	4.7	(0.1)
Revenue ($ million)	119.8	137.3	190.2	257.1	357.6
Production & operating costs[d] ($ million)	(32.6)	(35.4)	(41.4)	(68.0)	(80.0)
G&G, G&Ae ($ million)	(12.1)	(11.5)	(16.0)	(23.6)	(28.7)
Selling expenses ($ million)	(3.0)	(2.2)	(4.4)	(5.1)	(8.5)
Operating profit ($ million)	7.1	50.4	90.3	57.5	174.3
Adjusted EBITDA ($ million)	71.5	87.9	127.9	159.5	239.4
Adjusted EBITDA ($ per boe)	34.3	40.2	48.4	37.3	45.9
Net (loss) profit ($ million)	(10.3)	13.1	25.7	2.7	55.9
Capital expenditures ($ million)	23.9	22.6	49.2	46.6	98.0
Cash and cash equivalents ($ million)	266.0	308.0	66.0	266.0	66.0
Short-term financial debt ($ million)	30.8	19.0	12.5	30.8	12.5
Long-term financial debt ($ million)	594.8	638.4	490.2	594.8	490.2
Net debt ($ million)	359.5	349.4	436.7	359.5	436.7
Dividends paid ($ per share)	0.147	0.147	0.147	0.294	0.283
Shares repurchased (million shares)	—	—	4.369	—	4.369
Basic shares – at period end (million shares)	51,568	51,318	51,163	51,568	51,163
Weighted average basic shares (million shares)	51,529	51,281	52,246	51,405	53,787

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 4,236 bopd, 4,869 bopd, and 6,956 bopd in 2Q2025, 1Q2025 and 2Q2024, respectively. No royalties were paid in kind in other countries. Production in Ecuador is reported before the Government’s production share.
b)	After the effect of earn-out to ex-owners of certain blocks.
c)	Before the effect of earn-out to ex-owners of certain blocks.
d)	Production and operating costs include operating costs, royalties and economic rights paid in cash, share-based payments and purchased crude oil.
e)	G&A and G&G expenses include non-cash, share-based payments for $0.9 million, $1.4 million, and $1.3 million in 2Q2025, 1Q2025 and 2Q2024, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This press release and its supplementary information do not contain all the Company’s financial information and the Company’s consolidated financial statements and corresponding notes for the period are available on the Company’s website.

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

1H2025 (In millions of $)	Colombia	Ecuador	Brazil	Other(a)	Total
Adjusted EBITDA	161.3	5.3	(2.4)	(4.8)	159.5
Depreciation	(56.6)	(4.1)	(0.2)	—	(61.0)
Write-offs	(5.9)	—	—	—	(5.9)
Impairment	—	(31.0)	—	—	(31.0)
Share based payment	(0.4)	(0.0)	(0.0)	(2.1)	(2.6)
Lease Accounting - IFRS 16	2.5	0.0	0.5	—	2.9
Others	0.4	(0.3)	(0.6)	(4.0)	(4.4)
OPERATING PROFIT (LOSS)	101.3	(30.1)	(2.8)	(10.9)	57.5
Financial costs, net					(31.5)
Foreign exchange charges, net					(3.3)
PROFIT BEFORE INCOME TAX					22.8

1H2024 (In millions of $)	Colombia	Ecuador	Brazil	Other(a)	Total
Adjusted EBITDA	238.9	6.5	(0.8)	(5.2)	239.4
Depreciation	(59.1)	(3.0)	(0.9)	(0.0)	(63.0)
Write-offs	(3.4)	—	—	—	(3.4)
Share based payment	(0.6)	(0.0)	(0.0)	(2.6)	(3.2)
Lease Accounting - IFRS 16	3.2	0.0	0.5	—	3.6
Others	0.9	0.1	0.0	(0.3)	0.8
OPERATING PROFIT (LOSS)	179.9	3.6	(1.2)	(8.0)	174.3
Financial costs, net					(17.8)
Foreign exchange charges, net					6.1
PROFIT BEFORE INCOME TAX					162.6

(a)	Includes Chile (in 1H2024), Argentina and Corporate business.

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on Wednesday, August 6, 2025, at 10:00 am (Eastern Daylight Time) to discuss the 2Q2025 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/211725993

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: +1 404-975-4839

Global Dial-In Numbers:

https://www.netroadshow.com/events/global-numbers?confId=72342

Passcode: 553033

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:
Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com
MEDIA:
Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

2030 Notes	8.750% Senior Notes due 2030

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

Mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including liability management initiatives, hedging of expected production, full year net leverage figures, strategic initiatives, growth and capital allocation, and the divestment transaction in Ecuador. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

Item 2

SUPPLEMENT TO SECOND QUARTER 2025 RESULTS RELEASE

This document should be read in conjunction with GeoPark’s Second Quarter 2025 Results Release, available on the Company’s website.

PRODUCTION, DELIVERIES AND REALIZED OIL PRICES

Production: Average net oil and gas production in 2Q2025 was 27,380 boepd, down 23% compared to 2Q2024 mainly due to the natural decline in our core Llanos 34 Block (GeoPark operated, 45% WI), the operational suspension of the Platanillo Block1, the divestment of the Llanos 32 Block (GeoPark non-operated, 12.5% WI2), and temporary blockades in the CPO-5 Block (GeoPark non-operated, 30% WI), which led to 16 days of shut-in production. Oil represented 99.2% and 99.7% of total reported production in 2Q2025 and 2Q2024, respectively.

For further details, please refer to the 2Q2025 Operational Update published on July 16, 2025.

Deliveries: Oil and gas deliveries to GeoPark’s offtakers in 2Q2025 totaled 22,923 boepd, down by 21% compared to 2Q2024, mainly due to lower production.

Reference and Realized Oil Prices: Brent crude oil prices averaged $66.8 per bbl during 2Q2025, and the consolidated realized oil sales price decreased by 23% to $57.5 per bbl in 2Q2025, compared to 1Q2024.

A breakdown of reference and net realized oil prices in relevant countries in 2Q2025 and 2Q2024 is shown in the tables below:

2Q2025 - Realized Oil Prices	Colombia	Ecuador
($ per bbl)
Brent oil price (*)	66.8	66.1
Local marker differential	(1.7)	(7.3)
Commercial, transportation discounts & other	(7.7)	(0.1)
Realized oil price	57.4	58.7
Weight on oil sales mix	95%	5%

1 GeoPark owns 100% of the shares in Amerisur Exploración Colombia Limited, which is the official contractor and operator of the block with a 100% WI.

2 Llanos 32 Block: GeoPark had a private WI of 25% in the Azogue field.

2Q2024 - Realized Oil Prices	Colombia	Ecuador
($ per bbl)
Brent oil price (*)	85.2	83.0
Local marker differential	(4.2)	(8.4)
Commercial, transportation discounts & other	(6.1)	(0.1)
Realized oil price	74.9	74.5
Weight on oil sales mix	95%	5%

(*)	Corresponds to the weighted average of ICE Brent sale price.

REVENUE AND COSTS

Revenue: Consolidated revenue decreased by 37% to $119.8 million in 2Q2025, compared to $190.2 million in 2Q2024, mainly reflecting lower realized oil and gas prices and lower deliveries.

Sales of crude oil: Consolidated oil revenue decreased by 39% to $114.2 million in 2Q2025, mainly due to a 23% decrease in realized oil prices and a 21% decrease in deliveries. Oil revenue was 95% and 98% of total revenue in 2Q2025 and 2Q2024, respectively.

The table below provides a breakdown of crude oil revenue in 2Q2025 and 2Q2024:

Oil Revenue (In millions of $)	2Q2025	2Q2024
Colombia	108.7	176.6
Ecuador	5.5	10.6
Oil Revenue	114.2	187.2

Sales of purchased crude oil: No sales of purchased crude oil were recorded in 2Q2025, compared to $2.4 million in 2Q2024. This corresponds to oil trading operations (purchasing and selling crude oil from third parties with the cost of the oil purchased reflected in production and operating costs).

Sales of gas: Consolidated gas revenue was $0.7 million in 2Q2025, compared to $0.6 million in 2Q2024, mainly reflecting resumed production at the Manati gas field in Brazil and the divestment of the Llanos 32 Block in Colombia.

The table below provides a breakdown of gas revenue in 2Q2025 and 2Q2024:

Gas Revenue (In millions of $)	2Q2025	2Q2024
Colombia	—	0.6
Brazil	0.7	—
Gas Revenue	0.7	0.6

Commodity Risk Management Contracts: Commodity risk management contracts, which are designated and qualify as cash flow hedges, amounted to a $4.9 million gain in 2Q2025, compared to zero in 2Q2024.

In 2Q2025, GeoPark had zero cost collars covering 19,000 bopd including purchased puts with an average price of $69.3 per bbl and sold calls at an average price of $79.0 per bbl.

Please refer to the “Commodity Risk Management Contracts” section below for a description of hedges in place.

Production and Operating Costs: Consolidated production and operating costs decreased to $32.6 million in 2Q2025 from $41.4 million in 2Q2024, mainly resulting from lower operating costs and lower crude oil purchased from third parties.

The table below provides a breakdown of production and operating costs in 2Q2025 and 2Q2024:

Production and Operating Costs (In millions of $)	2Q2025	2Q2024
Operating costs	(30.5)	(35.9)
Royalties paid in cash	(1.3)	(0.8)
Economic rights paid in cash	(0.8)	(2.3)
Purchased crude oil	—	(2.2)
Share-based payments	(0.1)	(0.2)
Production and Operating Costs	(32.6)	(41.4)

Consolidated operating costs amounted to $30.5 million in 2Q2025, compared to $35.9 million in 2Q2024.

The table below provides the operating cost on a per boe basis in 2Q2025 and 2Q2024:

Operating Costs (Per boe)[a]	2Q2025	2Q2024
Operating costs per produced boe	(12.3)	(11.0)
Operating costs per sold boe	(15.1)	(14.1)

a)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).

Consolidated royalties paid in cash amounted to $1.3 million in 2Q2025, compared to $0.8 million in 2Q2024.

Consolidated economic rights paid in cash (including high price participation, x-factor and other economic rights paid to the Colombian Government in cash) amounted to $0.8 million in 2Q2025, compared to $2.3 million in 2Q2024.

No consolidated purchased crude oil charges were recorded in 2Q2025, compared to $2.2 million in 2Q2024, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the sale of purchased oil being reflected in revenue).

Selling Expenses: Consolidated selling expenses decreased to $3.0 million in 2Q2025, compared to $4.4 million in 2Q2024.

Geological & Geophysical Expenses: Consolidated G&G expenses increased slightly to $3.0 million in 2Q2025, compared to $2.9 million in 2Q2024.

Administrative Expenses: Consolidated G&A decreased to $9.1 million in 2Q2025 compared to $13.1 million in 2Q2024.

Adjusted EBITDA: Consolidated Adjusted EBITDA3 decreased by 44% to $71.5 million in 2Q2025. On a per boe basis, Adjusted EBITDA decreased to $34.3 per boe in 2Q2025 from $48.4 per boe in 2Q2024.

Adjusted EBITDA (In millions of $)	2Q2025	2Q2024
Colombia	72.9	125.5
Ecuador	1.9	6.8
Brazil	(0.9)	(1.6)
Argentina	(0.9)	(0.5)
Corporate	(1.5)	(2.3)
Adjusted EBITDA	71.5	127.9

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 2Q2025 and 2Q2024, on a per boe basis:

Adjusted EBITDA/boe	Colombia		Ecuador		Brazil		Total[e]
	2Q2025	2Q2024	2Q2025	2Q2024	2Q2025	2Q2024	2Q2025	2Q2024
Production (boepd)	25,868	33,956	1,281	1,652	231	—	27,380	35,608
Inventories, RIK & Other[a]	(4,190)	(6,841)	(251)	(82)	(16)	—	(4,457)	(6,566)
Sales volume (boepd)	21,678	27,115	1,030	1,570	215	—	22,923	29,042
% Oil	100%	99.6%	100%	100%	0%	—	99%	99.6%
($per boe)
Realized oil price	57.4	74.9	58.7	74.5	—	—	57.5	74.9
Realized gas price[b]	—	54.6	—	—	34.6	—	34.6	53.5
Realized commodity risk management contracts	2.5	—	—	—	—	—	2.4	—
Earn-out	(2.3)	(3.0)	—	—	—	—	(2.2)	(2.8)
Combined Price	57.6	71.8	58.7	74.5	34.6	—	57.4	72.0
Operating costs of sold volumes[c]	(14.1)	(13.7)	(26.4)	(17.6)	(60.8)	—	(15.1)	(14.1)
Royalties & economic rights	(1.0)	(1.3)	—	—	(2.4)	—	(1.0)	(1.2)
Purchased crude oil[d]	—	—	—	—	—	—	—	(0.8)
Selling & other expenses	(1.1)	(1.4)	(8.1)	(6.1)	—	—	(1.4)	(1.7)
Operating Netback/boe	41.3	55.5	24.3	50.8	(28.6)	—	39.9	54.2
G&A, G&G & other							(5.6)	(5.8)
Adjusted EBITDA/boe							34.3	48.4

a)	RIK (Royalties in Kind) & Other: Includes royalties and other economic rights paid in kind in Colombia for approximately 4,236 bopd and 6,956 bopd in 2Q2025 and 2Q2024, respectively. No royalties were paid in kind in Ecuador or Brazil. Production in Ecuador is reported before the Government’s production share.
b)	Conversion rate of $mcf/$boe=1/6.
c)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).
d)	Reported in the Corporate business segment.
e)	Includes amounts recorded in the Corporate business segment.

Operating costs of sold volumes in Colombia are affected by the mix of royalties and economic rights paid in kind versus paid in cash. Operating cost per sold boe is calculated as total operating costs (including the cost to produce barrels that are used to pay royalties and economic rights in kind) divided by barrels delivered to GeoPark’s offtakers (after royalties and economic rights paid in kind).

Depreciation: Consolidated depreciation charges amounted to $29.0 million in 2Q2025, compared to $34.3 million in 2Q2024.

Write-off of unsuccessful exploration efforts: No consolidated write-off of unsuccessful exploration efforts was recorded in 2Q2025, compared to $3.4 million in 2Q2024, which corresponded to an unsuccessful exploration well in the CPO-5 Block in Colombia (GeoPark non-operated, 30% WI).

[3]	For reconciliations, see “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” table below.

Impairment of non-financial assets: The consolidated impairment losses amounted to $31.0 million in 2Q2025, as the carrying amount of the Ecuador assets exceeded their estimated sale value.

Other Income (Expenses): Consolidated other expenses amounted to $5.0 million in 2Q2025, compared to $0.3 million expenses in 2Q2024.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT

Financial Expenses: Net financial expenses amounted to $9.9 million in 2Q2025, compared to $8.8 million in 2Q2024. Amounts recorded in 2Q2025 include higher interest expenses from the 2030 Notes, partially offset by a $5.0 million gain from the partial repurchase below par value of 2030 Notes.

Foreign Exchange: Net foreign exchange was zero in 2Q2025, compared to a $6.0 million gain in 2Q2024.

Income Tax: Income taxes totaled $7.6 million in 2Q2025, compared to $61.8 million in 2Q2024, mainly resulting from the re-estimation of the applicable tax surcharge in Colombia for 2025 (which was adjusted from 5% to 0%, because of a lower oil price environment).

Net Profit/Loss: Net loss amounted to $10.3 million in 2Q2025, compared to $25.7 million profit in 2Q2024.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $266.0 million as of June 30, 2025, compared to $276.8 million as of December 31, 2024.

This net decrease is explained by the following:

Cash and Cash Equivalents (In millions of $)	1H2025
Cash flows used in operating activities	(85.8)
Cash flows from investing activities	7.5
Cash flows from financing activities	66.4
Currency Translation	1.2
Net decrease in cash & cash equivalents	(10.7)

Cash flows used in operating activities of $85.8 million included income tax payments of $92.7 million4 and repayment of the advance payment drawn from the offtake and prepayment agreement with Vitol of $149.1 million, among others.

Cash flows from investing activities included capital expenditures of $46.6 million, net of reimbursement of the advance payment for the proposed acquisition in Vaca Muerta (Argentina) of $38.0 million and cash received from the divestment of the Llanos 32 Block and the Manati gas field in Colombia and Brazil, respectively, of $16.0 million.

Cash flows from financing activities mainly included $550 million from the issuance of the Company’s 2030 Notes, partially offset by $405.3 million related to partial repayment of the 2027 Notes, $39.1 million related to partial repurchase of 2030 Notes, $16.1 million related to interest payments and $15.1 million related to cash dividend payments.

4     Includes current income tax payments and withholding taxes from clients for $7.2 million (included within the “Change in working capital” line item of the Statement of Cash Flow).

Financial Debt: Total financial debt net of issuance cost was $625.6 million, corresponding to the 2030 Notes, the 2027 Notes and a Promissory note executed in Argentina which was due and fully repaid in July 2025. Short-term financial debt was $30.8 million as of June 30, 2025, and corresponds to interest accrued on the 2030 Notes and 2027 Notes, and the principal due on the Promissory note executed in Argentina.

Financial Debt (In millions of $)	June 30, 2025	December 31, 2024
2030 Notes	519.7	—
2027 Notes	95.9	504.5
Promissory note	10.0	9.8
Financial debt	625.6	514.3

FINANCIAL RATIOS5

(In millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt (*)	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
2Q2024	502.7	66.0	436.7	0.9x	15.3x
3Q2024	496.8	123.4	373.3	0.8x	14.7x
4Q2024	514.3	276.8	389.6	0.9x	13.4x
1Q2025	657.4	308.0	349.4	0.9x	11.2x
2Q2025	625.6	266.0	359.5	1.1x	8.2x

(*) In 4Q2024, net debt included prepayment received from Vitol of $152.0 million, which was not classified as financial debt.

Covenants in the 2027 Notes: The 2027 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times for GeoPark to incur new debt.

Covenants in the 2030 Notes: The 2030 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times for GeoPark to incur new debt.

COMMODITY RISK MANAGEMENT CONTRACTS

The table below summarizes commodity risk management contracts in place as of the date of this supplement:

Period	Type	Reference	Volume	Contract Terms
			(bopd)	(Average $ per bbl)
				Sold Put	Purchased Put	Sold Call
3Q2025	Zero cost collar	Brent	17,500	N/A	68.7	78.6
4Q2025	Zero cost collar	Brent	16,000	N/A	68.3	77.5
1Q2026	Zero cost collar	Brent	1,000	N/A	68.0	77.4
1Q2026	Zero cost 3-way	Brent	8,000	50.0	65.0	73.5
2Q2026	Zero cost 3-way	Brent	9,000	50.0	65.0	75.2
3Q2026	Zero cost 3-way	Brent	8,000	50.0	65.0	72.7
4Q2026	Zero cost 3-way	Brent	8,000	50.0	65.0	73.1

[5]	Based on trailing last twelve-month financial results (“LTM”).

SELECTED INFORMATION BY BUSINESS SEGMENT

Colombia	2Q2025	2Q2024
(In millions of $)
Sale of crude oil	108.7	176.6
Sale of gas	—	0.6
Commodity risk management contracts	4.9	—
Revenue	113.6	177.1
Production and operating costs[a]	(29.1)	(35.8)
Adjusted EBITDA	72.9	125.5
Capital expenditures	23.9	42.5

Ecuador	2Q2025	2Q2024
(In millions of $)
Sale of crude oil	5.5	10.6
Sale of gas	—	—
Revenue	5.5	10.6
Production and operating costs[a]	(2.5)	(2.5)
Adjusted EBITDA	1.9	6.8
Capital expenditures	0.1	6.7

Brazil	2Q2025	2Q2024
(In millions of $)
Sale of crude oil	—	—
Sale of gas	0.7	—
Revenue	0.7	—
Production and operating costs[a]	(1.0)	(0.9)
Adjusted EBITDA	(0.9)	(1.6)
Capital expenditures	—	—

a)	Production and operating costs = Operating costs + Royalties + Share-based payments + Purchased crude oil

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	2Q2025	2Q2024	1H2025	1H2024

REVENUE
Sale of crude oil	114.2	187.2	251.4	349.4
Sale of purchased crude oil	—	2.4	0.4	4.2
Sale of gas	0.7	0.6	0.7	4.1
Commodity risk management contracts	4.9	—	4.7	(0.1)
TOTAL REVENUE	119.8	190.2	257.1	357.6
Production and operating costs	(32.6)	(41.4)	(68.0)	(79.9)
Geological and geophysical expenses (G&G)	(3.0)	(2.9)	(5.4)	(5.7)
Administrative expenses (G&A)	(9.1)	(13.1)	(18.2)	(23.1)
Selling expenses	(3.0)	(4.4)	(5.1)	(8.5)
Depreciation	(29.0)	(34.3)	(61.0)	(63.0)
Write-off of unsuccessful exploration efforts	—	(3.4)	(5.9)	(3.4)
Impairment	(31.0)	—	(31.0)	—
Other	(5.0)	(0.3)	(4.9)	0.2
OPERATING PROFIT	7.1	90.3	57.5	174.3
Financial costs, net	(9.9)	(8.8)	(31.5)	(17.8)
Foreign exchange (loss) gain	—	6.0	(3.3)	6.1
(LOSS) PROFIT BEFORE INCOME TAX	(2.7)	87.5	22.8	162.6
Income tax	(7.6)	(61.8)	(20.0)	(106.6)
(LOSS) PROFIT FOR THE PERIOD	(10.3)	25.7	2.7	55.9

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	June 30, 2025	December 31, 2024

Non-Current Assets
Property, plant and equipment	666.8	740.5
Other non-current assets	31.2	29.5
Total Non-Current Assets	698.0	769.9

Current Assets
Inventories	8.0	10.6
Trade receivables	35.4	40.2
Other current assets	61.9	102.6
Cash at bank and in hand	266.0	276.8
Total Current Assets	371.4	430.1

Total Assets	1,069.4	1,200.1

Total Equity	203.4	203.3

Non-Current Liabilities
Borrowings	594.8	492.0
Other non-current liabilities	121.0	136.1
Total Non-Current Liabilities	715.8	628.1

Current Liabilities
Borrowings	30.8	22.3
Other current liabilities	119.4	346.3
Total Current Liabilities	150.2	368.7

Total Liabilities	866.0	996.8

Total Liabilities and Equity	1,069.4	1,200.1

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	2Q2025	2Q2024	1H2025	1H2024

Cash flow (used in) from operating activities	(7.0)	55.5	(85.8)	143.2
Cash flow from (used in) investing activities	14.2	(87.1)	7.5	(133.7)
Cash flow (used in) from financing activities	(49.6)	(53.0)	66.4	(76.1)

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

1H2025 (In millions of $)	Colombia	Ecuador	Brazil	Other(a)	Total
Adjusted EBITDA	161.3	5.3	(2.4)	(4.8)	159.5
Depreciation	(56.6)	(4.1)	(0.2)	—	(61.0)
Write-offs	(5.9)	—	—	—	(5.9)
Impairment	—	(31.0)	—	—	(31.0)
Share based payment	(0.4)	(0.0)	(0.0)	(2.1)	(2.6)
Lease Accounting - IFRS 16	2.5	0.0	0.5	—	2.9
Others	0.4	(0.3)	(0.6)	(4.0)	(4.4)
OPERATING PROFIT (LOSS)	101.3	(30.1)	(2.8)	(10.9)	57.5
Financial costs, net					(31.5)
Foreign exchange charges, net					(3.3)
PROFIT BEFORE INCOME TAX					22.8

1H2024 (In millions of $)	Colombia	Ecuador	Brazil	Other(a)	Total
Adjusted EBITDA	238.9	6.5	(0.8)	(5.2)	239.4
Depreciation	(59.1)	(3.0)	(0.9)	(0.0)	(63.0)
Write-offs	(3.4)	—	—	—	(3.4)
Share based payment	(0.6)	(0.0)	(0.0)	(2.6)	(3.2)
Lease Accounting - IFRS 16	3.2	0.0	0.5	—	3.6
Others	0.9	0.1	0.0	(0.3)	0.8
OPERATING PROFIT (LOSS)	179.9	3.6	(1.2)	(8.0)	174.3
Financial costs, net					(17.8)
Foreign exchange charges, net					6.1
PROFIT BEFORE INCOME TAX					162.6

(a)	Includes Chile (in 1H2024), Argentina and Corporate business.

LAST TWELVE-MONTH RETURN ON AVERAGE CAPITAL EMPLOYED

(In millions of $)	June 2025	June 2024
Last twelve-month Operating Income(a)	187.8
Total Assets – Period-end	1,069.4	987.2
Excess Cash – Period-end	(221.2)	(30.3)
Current Liabilities – Period-end	(150.2)	(183.7)
Capital Employed – Period-end	698.0	773.3
Average Capital Employed	735.7
Return on Average Capital Employed	26%

(a)	Excludes non-recurring impairment charge related to the divestment of assets in Ecuador of $31.0 million.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar	mescobar@geo-park.com
Shareholder Value and Capital Markets Director

Miguel Bello	mbello@geo-park.com
Investor Relations Officer

Maria Alejandra Velez	mvelez@geo-park.com
Investor Relations Leader

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

2030 Notes	8.750% Senior Notes due 2030

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

bbl	Barrel

boe	Barrels of oil equivalent

boepd	Barrels of oil equivalent per day

bopd	Barrels of oil per day

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

LTM	Last Twelve Months

mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including liability management initiatives, hedging of expected production, full year net leverage figures, strategic initiatives, growth and capital allocation, and the divestment transaction in Ecuador. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: August 5, 2025